## OmniValley, Inc.
## Statements of Cash Flows
## (Unaudited)

| | For the Year Ended December 31, 2020 | For the Year Ended December 31, 2019 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ (76,336) | $ (8,742) |
| Adjustment to reconcile net loss to cash used in operating activities: | | |
| Add Capital Innovators Accelerator noncash expense | 50,000 | - |
| Changes in operating assets and liabilities: | | |
| Increase (decrease) in Accounts Payable | - | 63 |
| Net cash used in operating activities | (26,336) | (8,679) |
| | | |
| **Cash flows from investing activities** | | |
| Net cash used in investing activities | - | - |
| | | |
| **Cash flows from financing activities:** | | |
| Cash Proceeds from Convertible Note issuance | 50,000 | - |
| Proceeds from issuance of common stock | - | 8,000 |
| Net cash provided by financing activities | 50,000 | 8,000 |
| **Net cash increase for period** | 23,664 | (679) |
| | | |
| Cash at beginning of period | 1,469 | 2,148 |
| | | |
| **Cash at end of year** | $ 25,133 | $ 1,469 |
| | | |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the period for: | | |
| Income taxes | $ - | $ - |
| Interest | $ - | $ - |